

Mail Stop 7010

November 29, 2007

Mr. Randy L Kotler
Avatar Holdings Inc
201 Alhambra Circle
Coral Gables, Florida 33134

   RE: **Avatar Holdings Inc.**
     Form 10-K for the fiscal year ended December 31, 2006
     Filed March 16, 2007
     File #1-7395

Dear Mr. Kotler:

   We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning your impairment of long-lived assets and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2007

Impairment of Long-Lived Assets, page 6

  1. We note the impairment loss you recorded during the first quarter of 2007. It appears to us that your current disclosure, including your critical accounting policy disclosure in your Form 10-K for the fiscal year ended December 31, 2006,

Mr. Randy L Kotler
Avatar Holdings Inc
November 29, 2007
Page 2

is too general in nature to provide investors with sufficient information about management's insights and assumptions with regard to how you determined the amount of impairments as well as the recoverability of your remaining Land and Other Inventories asset.

- Please expand your disclosures to more specifically describe the steps that you perform to review each component of your Land and Other Inventories asset for recoverability. Please address for us supplementally whether you had any materially significant communities for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.

- Please more specifically discuss how you determined the amount of the impairment that was necessary. Please explain the main assumptions you used in this determination and as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 100 basis point change in each significant assumption.

- Provide disaggregated disclosures regarding the cancellation of sales agreements by segment.

- Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.

Please provide these expanded disclosures in future filings and show us in your response what your future disclosure revisions will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief